Citigroup Mamaged Futures LLC
                        731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 200549


Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registraion Statement on Form S-1
        File No. 333-117275


Ladies and Gentlemen:


     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to the Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated January 31, 2007 to the Partnership's prospectus dated May 1,2006.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Jennifer Magro
    --------------
    Jennifer Magro
    Chief Financial Officer and
    Director

Enclosures

                                  January 2007


The net asset value for Citigroup Diversified Futures Fund L.P. was $942.23 per unit at the end of January, up 0.7% for the month.

The Fund was profitable for the month of January, as profits in fixed income, indices and currency markets were sufficient enough to offset losses in the grains, soft commodities and energy markets.

Profits were earned from falling bond prices in the U.K., as the Bank of England unexpectedly hiked interest rates mid-month, over concerns that rising consumer prices would lead to spiraling wages and a further increase in inflation. Trading in euro bonds also provided gains as a series of strong economic data discouraged prices. The prevailing trend in U.S. rates continued, due to stronger than expected employment data, rendering the fixed income market the most profitable sector for the Fund. Solid returns were also realized from trading in global equity indices as markets continued to rally. In currency markets, gains were also earned from trading Japanese yen and Swiss francs as the U.S. dollar strengthened on stronger than expected U.S. economic data.

In agricultural markets, prices in the soybean complex unexpectedly jumped as agricultural data indicated a decline in soybean production this year. Additionally, the rebound of the U.S. dollar caused a downward movement in cotton and coffee prices, impacting the Fund negatively. Losses were realized in the energy market as natural gas prices rallied against strong fundamental supply storage data, as cold weather reports across the U.S. Northeast and Midwest spurred demand for furnace fuel.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC

                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                            For the Period January 1,
                            Through January 31, 2007

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                      ---------

Realized gains from trading            $15,925,855       1.77%
Change in unrealized gains/losses
     from trading                       (5,550,805)     (0.62)
                                       -----------      -----
                                        10,375,050       1.15
Less, Brokerage commissions
     and clearing fees ($207,219)        4,546,634       0.50
                                       -----------      -----
Net realized and unrealized gains        5,828,416       0.65
Interest Income                          2,985,976       0.33
                                       -----------      -----
                                         8,814,392       0.98
                                       -----------      -----
Less, Expenses:
     Management fees                     1,468,422       0.17
     Incentive fees                        985,528       0.11
     Other expenses                        100,748       0.01
                                       -----------      -----
                                         2,554,698       0.29
                                       -----------      -----
Net income                               6,259,694       0.69%
                                                        =====
Additions (15,183.9622 L.P. units
at December 31, 2006 net asset
value per unit of $935.79)              14,209,000
Redemptions (22,700.0241 L.P. units
at January 31, 2007 net asset
value per unit of $942.23)             (21,388,644)
                                       -----------
Decrease in net assets                    (919,950)
Net assets, December 31, 2006          895,068,017
                                       -----------
Net assets, January 31, 2007          $894,148,067
                                       ===========
Net Asset Value per unit
  ($894,148,067 / 948,968.5216 Units)      $942.23
                                            ======

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.


By: /s/ Jennifer Magro
   -------------------
   Jennifer Magro
   Chief Financial Officer and Director
   Citigroup Managed Futures LLC
   General Partner, Citigroup
   Diversified Futures Fund L.P.